

February 7, 2012

Via E-mail
Anne Brennan
Chief Financial Officer
Openwave Systems Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

      Re: **Openwave Systems Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2011
             Filed September 6, 2011
             Form 10-Q for the Quarterly Period Ended September 30, 2011
             Filed November 7, 2011
             File No. 001-16073

Dear Ms. Brennan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1A. Risk Factors, page 7

1. Please tell us how your revenues are affected by the adoption rate of wireless data and what consideration you gave to including disclosure in your Risk Factors relating to slower-than-expected adoption of wireless data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Judgments

Revenue Recognition, page 29

2.   We note your disclosure on page 34 that you entered into a license agreement with a competitor whereby you licensed rights to some of your patents. We further note your more recent patent licensing agreement with Microsoft entered into during the quarter ended September 30, 2011. Please tell us how you considered the need to expand your disclosure to provide a description of your revenue recognition policies related to patent revenues. Refer to SAB Topic 13.B and ASC 235-10-50-3.

3.   As a related matter, regarding each of these licensing arrangements please provide us with a description of facts and circumstances leading up to the agreement and the terms of the arrangements, including but not limited to, the time period, existence of any minimum royalties, specific performance obligations, how the initial license fee was determined, and whether the initial license fee represents consideration from prior sales. Describe for us the basis for your related revenue recognition, including references to the specific accounting literature upon which you relied.

Liquidity and Capital Resources, page 41

4.   We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Please tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

5.   We note your disclosure in the second paragraph on page 42 regarding the minimum trailing EBITDA amounts and monthly liquidity ratios that are part of your credit facility with Silicon Valley Bank. Please provide us in your response letter with quantified information regarding the financial covenants you disclose. As previously requested in connection with our review of your Form 10-K for the fiscal year ended June 30, 2009, please ensure that you provide quantified disclosure regarding the financial covenants in future filings. Please confirm your understanding.

Item 8. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Discontinued Operations, page F-20

6.   We note your disclosure that the August 28, 2011 settlement agreement with Myriad AG (formerly known as Purple Labs) terminated certain sections of an intellectual property licensing agreement, clarified which patents were transferred with the sale of the client business and which remained the property of Openwave, and contained a mutual covenant not to sue. Considering the disclosed nature of the purpose of the settlement agreement, please explain to us how you considered the guidance in ASC 450-20-25-2 and 25-6 in determining that the entire settlement amount should be reflected in the June 30, 2011 financial statements. In your response, describe how you attributed the settlement amount to the different described purposes.

7.   As a related matter, subsequent to disclosure regarding the release of the escrow funds, initially disclosed in your September 30, 2010 Form 10-Q, we note no disclosure of continuing claims or pending litigation. In your August 31, 2011 letter to shareholders, you indicate that you launched litigation when Myriad claimed rights to more of Openwave's patents and that the company agreed to pay the settlement for Myriad to release any claim to the company's patents. Please explain to us the following:

   - the amount and nature of claims Myriad made against the escrow;
   - how the determination of the release of escrow funds was made, including the amounts to be released to Openwave;
   - the events and circumstances leading up to the settlement agreement, including timing and nature of claims and progress of pending litigation;
   - the terms of the initial licensing agreement;
   - the specific provisions of the licensing agreement that were terminated and reasons for the termination;
   - how the amount of the settlement was determined;
   - how you considered the guidance in ASC 450-20-50 with respect to disclosing loss contingencies in your filings prior to the settlement;
   - how you considered the disclosure requirements in Item 103 of Regulation S-K; and
   - how you considered the need to disclose known uncertainties that could significantly impact the company's liquidity and results of operations as required by Item 303(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

8.   According to the transcript of your Earnings Conference Call for the quarterly period ended September 30, 2011 you attribute decreased bookings to restructuring activity, reduction in the number of products, and management changes. You also attribute an offsetting decrease in service revenues to projects earning higher revenue in the fourth quarter. Please tell us what consideration you gave to including a discussion of this information your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief